FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2011
Commission File Number:  001-32458

DIANA SHIPPING INC.
(Translation of registrant's name into English)
Pendelis 16, 175 64 Palaio Faliro, Athens, Greece
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ].

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ].

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this Report on Form 6-K as Exhibit 99.1 is a press release dated November 23, 2011 of Diana Shipping Inc. (the "Company") announcing the Company's financial results for the third quarter and nine months ended September 30, 2011 and new share repurchase program.

The information contained in this Report on Form 6-K is hereby incorporated by reference into the Company's registration statement on Form F-3 ASR (File no. 333-159016) filed with the U.S. Securities and Exchange Commission with an effective date of May 6, 2009.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIANA SHIPPING INC.
(registrant)

Dated: November 23, 2011	By:	/s/ Andreas Michalopoulos
Andreas Michalopoulos
Chief Financial Officer and Treasurer

Exhibit 99.1

Corporate Contact:
Ioannis Zafirakis
Director, Executive Vice-President and Secretary
Telephone: + 30-210-947-0100
Email: izafirakis@dianashippinginc.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

DIANA SHIPPING INC. REPORTS FINANCIAL RESULTS
FOR THE THIRD QUARTER AND NINE MONTHS ENDED SEPTEMBER 30, 2011

BOARD OF DIRECTORS AUTHORIZES A NEW SHARE REPURCHASE PROGRAM

ATHENS, GREECE, November 23, 2011 – Diana Shipping Inc. (NYSE: DSX), a global shipping company specializing in the transportation of dry bulk cargoes, today reported net income of $26.4 million for the third quarter of 2011, compared to net income of $33.8 million reported in the third quarter of 2010.

Time charter revenues were $64.2 million for the third quarter of 2011, compared to $71.6 million for the same period of 2010, mainly due to reduced average time charter rates and the deconsolidation of Diana Containerships Inc. The decrease in time charter revenues was partly offset by revenues derived from the increase in ownership days resulting from the addition to the Company’s fleet of the vessels Alcmene and Arethusa in November 2010 and July 2011, respectively.

Net income to Diana Shipping Inc. for the nine months ended September 30, 2011 amounted to $87.3 million, compared to net income of $96.5 million for the same period of 2010. Time charter revenues were $198.3 million for the nine months ended September 30, 2011, compared to $202.5 million for the same period of 2010.

Authorization of Share Repurchase Program

The Company has further announced that the Board of Directors has authorized a new share repurchase program for up to U.S. $100 million of the Company's common shares, which may be repurchased from time to time until December 31, 2012.  The new authorization replaces the Company’s previous share repurchase program, which was scheduled to expire on December 31, 2011.  The Company noted that it did not repurchase any shares under the prior buyback authorization.

	Fleet Employment Profile (As of November 18, 2011)
	Currently Diana’s fleet is employed as follows:

	Vessel	Sister Ships*	Gross Rate (USD Per Day)	Com**	Charterer	Delivery Date to Charterer	Redelivery Date to Owners***	Notes
	BUILT DWT
	Panamax Vessels

1	CORONIS	C	$24,000	5.00%	Siba Ships Asia Pte. Ltd.	6-Apr-10	6-Mar-12 - 21-Jun-12
	2006 74,381

2	ERATO	C	$20,500	5.00%	C Transport Panamax Ltd., Isle of Man	4-Mar-10	24-Nov-11	1,2
			$12,200		Hyundai Merchant Marine Co. Ltd., Seoul, South Korea	24-Nov-11	24-Dec-12 - 8-Apr-13	3
	2004 74,444

3	ARETHUSA	B	$13,250	5.00%	Cargill International S.A., Geneva	8-Jul-11	24-May-12 - 23-Aug-12
	2007 73,593

4	NAIAS	B	$19,750	5.00%	J. Aron & Company, New York	24-Sep-10	24-Aug-12 - 24-Oct-12
	2006 73,546

5	CLIO	B	$25,000	5.00%	Daelim Corporation, Seoul	8-May-10	8-Apr-12 - 8-Jun-12
	2005 73,691

6	CALIPSO	B	$23,000	5.00%	Cargill International S.A., Geneva	4-Sep-10	20-Jul-11
			$13,750			20-Jul-11	11-Oct-11	4
	2005 73,691		$12,250		Louis Dreyfus Commodities S.A., Geneva	11-Oct-11	11-Aug-13 - 11-Dec-13	5

7	PROTEFS	B	$59,000	5.00%	Hanjin Shipping Co. Ltd., Seoul	18-Sep-08	6-Aug-11	6,7
	2004 73,630		$11,750	4,75%	Cargill International S.A., Geneva	6-Aug-11	6-Jul-12 - 6-Oct-12

8	THETIS	B	$13,750	5.00%	Cargill International S.A., Geneva	23-Feb-11	23-Jan-12 - 23-Apr-12
	2004 73,583

9	DIONE	A	$20,500	5.00%	Louis Dreyfus Commodities S.A., Geneva	26-Sep-10	26-Jul-12 - 26-Nov-12
	2001 75,172

10	DANAE	A	$15,600	5.00%	Hyundai Merchant Marine Co., Ltd., Seoul, South Korea	18-Apr-11	18-Mar-13 - 18-May-13
	2001 75,106

11	OCEANIS	A	$19,750	5.00%	China National Chartering Co. Ltd. (Sinochart), Beijing	17-Sep-10	17-Aug-12 - 1-Nov-12
	2001 75,211

12	TRITON	A	$19,500	4.75%	Resource Marine Pte., Ltd, Singapore	11-Dec-10	11-Nov-13 - 11-Feb-14	8
	2001 75,336

13	ALCYON	A	$34,500	4.75%	Cargill International S.A., Geneva	21-Feb-08	21-Nov-12 - 21-Feb-13
	2001 75,247

14	NIREFS	A	$21,000	5.00%	Louis Dreyfus Commodities S.A., Geneva	12-Feb-10	12-Dec-11	9
			$12,250		Morgan Stanley Capital Group Inc.	12-Dec-11	12-Jan-13 - 12-Apr-13	10
	2001 75,311

15	MELITE	$16,500	5.00%	Cargill International S.A., Geneva	1-Feb-11	1-Jan-13 - 1-Mar-13
	2004 76,436

16	VATHY	-	-	-	-	- - -	11
	(tbr LETO)
	2010 81,297

	Post-Panamax Vessels

17	ALCMENE		$20,250	5.00%	Cargill International S.A., Geneva	20-Nov-10	5-Oct-12 - 4-Jan-13
	2010 93,193

	Capesize Vessels

18	NORFOLK		$74,750	3.75%	Corus UK Limited	12-Feb-08	12-Jan-13 - 12-Mar-13
	2002 164,218

19	ALIKI		$26,500	5.00%	Minmetals Logistics Group Co. Ltd., Beijing	1-Mar-11	1-Feb-16 - 1-Apr-16
	2005 180,235

20	SALT LAKE CITY		$55,800	5.00%	Refined Success Limited	28-Sep-07	28-Aug-12 - 28-Oct-12
	2005 171,810

21	SIDERIS GS	D	$30,500	5.00%	BHP Billiton Marketing AG	16-Oct-10	16-Feb-13 - 16-Jun-13	12
	2006 174,186

22	SEMIRIO	D	$17,350	5.00%	Cargill International S.A., Geneva	30-May-11	15-Mar-13 - 14-Aug-13
	2007 174,261

23	BOSTON	D	$52,000	5.00%	BHP Billiton Marketing AG	13-Nov-07	29-Sep-11
			4TC AVG	5.00%	BHP Billiton Marketing AG	29-Sep-11	17-Oct-11	13
	2007 177,828		$14,000	5.00%	Morgan Stanley Capital Group Inc.	29-Oct-11	29-Aug-13 - 29-Dec-13	14,15

24	HOUSTON	D	$55,000	4.75%	Shagang Shipping Co.	3-Nov-09	3-Oct-14 - 3-Jan-15	16
	2009 177,729

25	NEW YORK	D	$48,000	3.75%	Nippon Yusen Kaisha, Tokyo (NYK)	3-Mar-10	3-Jan-15 - 3-May-15
	2010 177,773

	Vessels Under Construction

26	LOS ANGELES	E	$18,000	5.00%	EDF Trading Limited, London	29-Feb-12	29-Dec-15 - 29-Apr-16	17,18,20
	2012 206,000

27	PHILADELPHIA	E	$18,000	5.00%	EDF Trading Limited, London	30-Apr-12	30-Dec-15 - 30-Jun-16	17,19,20
	2012 206,000

*	Each dry bulk carrier is a "sister ship", or closely similar, to other dry bulk carriers that have the same letter.
**	Total commission percentage paid to third parties.
***	Charterers' optional period to redeliver the vessel to owners. Charterers have the right to add the off hire days, if any, and therefore the optional period may be extended.

1	Vessel off-hire for drydocking from July 30, 2011 to August 15, 2011.
2	Estimated date.
3	C Transport Panamax Ltd. has agreed to compensate the Owners for the difference between the new rate and the previous rate from November 24, 2011 to December 4, 2011.
4	Period extended for one (1) or two (2) laden legs in charterers' option at US$ 13,750 per day.
5	Vessel off-hire for unscheduled maintenance from October 29, 2011 to November 4, 2011.
6	Hanjin Shipping Co. Ltd., has agreed to compensate the Owners for the difference between the new rate and the previous rate for the period from August 6, 2011 to August 18, 2011.
7	Vessel off-hire for unscheduled maintenance from November 13, 2011 to November 17, 2011.
8	Resource Marine Pte., Ltd, Singapore is a guaranteed nominee of Macquarie Bank Limited
9	Estimated redelivery date.
10	Louis Dreyfus Commodities S.A. has agreed to compensate the Owners for the difference between the new rate and the previous rate from the estimated redelivery date to December 28, 2011.
11	Expected date of delivery during the first quarter of 2012 (based on latest information received by the Sellers).
12	Vessel off-hire for drydocking from October 11, 2011 to October 26, 2011.
13	Daily rate based on the average rate of four pre-determined Capesize time charter routes as published by the Baltic Exchange.
14	Vessel off-hire for drydocking from October 17, 2011 to October 29, 2011.
15
Morgan Stanley Capital Group Inc. has the option to employ the vessel for a further minimum eleven (11) to a maximum thirteen (13) month period at a gross rate of US$15,000 per day starting twenty-four (24) months after delivery of the vessel to the charterer.

16	Shagang Shipping Co. is a guaranteed nominee of the Jiangsu Shagang Shipping Group Co.
17	Year of delivery and dwt are based on shipbuilding contracts.
18	This newbuilding is also referred to as Hull H1234.
19	This newbuilding is also referred to as Hull H1235.
20	Based on expected date of delivery to owners.

Summary of Selected Financial & Other Data
	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
INCOME STATEMENT DATA (in thousands of US Dollars):
Time charter revenues	$64,248	$71,607	$198,299	$202,472
Voyage expenses	3,105	3,335	8,666	8,878
Vessel operating expenses	14,065	13,117	40,507	37,658
Net income attributed to Diana Shipping Inc.	26,443	33,801	87,256	96,458
FLEET DATA
Average number of vessels	23.9	23.9	23.4	22.3
Number of vessels	24.0	24.0	24.0	24.0
Weighted average age of vessels (in years)*	6.1	5.3	6.1	5.3
Ownership days	2,202	2,200	6,401	6,097
Available days	2,187	2,161	6,318	6,010
Operating days	2,181	2,154	6,279	5,992
Fleet utilization	99.7%	99.7%	99.4%	99.7%
AVERAGE DAILY RESULTS
Time charter equivalent (TCE) rate (1)	$27,957	$31,593	$30,015	$32,212
Daily vessel operating expenses (2)	$6,387	$5,962	$6,328	$6,176

*	Excluding the container vessels Sagitta and Centaurus for 2010

_______________________

(1)
Time charter equivalent rates, or TCE rates, are defined as our time charter revenues less voyage expenses during a period divided by the number of our available days during the period, which is consistent with industry standards.  Voyage expenses include port charges, bunker (fuel) expenses, canal charges and commissions.  TCE is a non-GAAP measure.  TCE rate is a standard shipping industry performance measure used primarily to compare daily earnings generated by vessels on time charters with daily earnings generated by vessels on voyage charters, because charter hire rates for vessels on voyage charters are generally not expressed in per day amounts while charter hire rates for vessels on time charters are generally expressed in such amounts.

(2)
Daily vessel operating expenses, which include crew wages and related costs, the cost of insurance, expenses relating to repairs and maintenance, the costs of spares and consumable stores, tonnage taxes and other miscellaneous expenses, are calculated by dividing vessel operating expenses by ownership days for the relevant period.

Conference Call and Webcast Information

Diana Shipping Inc. will conduct a conference call and simultaneous Internet webcast to review these results at 9:00 A.M. (Eastern Time) on Wednesday, November 23, 2011.

Investors may access the webcast by visiting the Company’s website at www.dianashippinginc.com, and clicking on the webcast link.  The conference call also may be accessed by telephone by dialing 1-877-407-8291 (for U.S.-based callers) or 1-201-689-8345 (for international callers), and asking the operator for the Diana Shipping Inc. conference call.

A replay of the webcast will be available soon after the completion of the call and will be accessible for 30 days on www.dianashippinginc.com.  A telephone replay also will be available for 30 days by dialing 1-877-660-6853 (for U.S.-based callers) or 1-201-612-7415 (for international callers), and providing the Account number 362 and Replay ID number 381975.

About the Company

Diana Shipping Inc. is a leading global provider of shipping transportation services through the ownership and operation of dry bulk vessels. The Company’s vessels are employed primarily on medium to long-term time charters and transport a range of dry bulk cargoes, including such commodities as iron ore, coal, grain and other materials along worldwide shipping routes.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect,” “pending” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors.  Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

(See financial tables attached)

DIANA SHIPPING INC.
FINANCIAL TABLES
Expressed in thousands of U.S. Dollars, except share and per share data

UNAUDITED INTERIM CONSOLIDATED STATEMENTS OF INCOME

	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010

REVENUES:
Time charter revenues	$64,248	$71,607	$198,299	$202,472
Other revenues	352	-	753	-

EXPENSES:
Voyage expenses	3,105	3,335	8,666	8,878
Vessel operating expenses	14,065	13,117	40,507	37,658
Depreciation and amortization of deferred charges	14,105	13,818	41,169	38,829
General and administrative expenses	6,099	6,346	18,849	18,210
Foreign currency gains	(145)	(867)	(343)	(1,504)
Operating income	27,371	35,858	90,204	100,401

OTHER INCOME / (EXPENSES):
Interest and finance costs	(1,212)	(1,499)	(3,670)	(3,762)
Interest income	258	221	697	702
Loss from derivative instruments	(381)	(802)	(955)	(1,785)
Income from investment in Diana Containerships Inc.	407	-	978	-
Total other expenses, net	(928)	(2,080)	(2,950)	(4,845)

Net Income	$26,443	$33,778	$87,254	$95,556

Loss assumed by non-controlling interests	-	23	2	902

Net income attributed to Diana Shipping Inc.	26,443	33,801	87,256	96,458

Earnings per common share, basic	$0.33	$0.42	$1.08	$1.20

Earnings per common share, diluted	$0.33	$0.42	$1.08	$1.19

Weighted average number of common shares, basic	81,089,446	80,666,390	81,048,635	80,654,304

Weighted average number of common shares, diluted	81,143,058	80,768,569	81,079,457	80,748,633

CONDENSED UNAUDITED CONSOLIDATED BALANCE SHEET DATA
(in thousands of US Dollars)

	September 30, 2011	December 31, 2010
ASSETS

Cash and cash equivalents	$395,267	$345,414
Other current assets	12,639	9,235
Advances for vessels under construction and acquisitions and other vessel costs	53,897	35,280
Vessels' net book value	1,060,047	1,160,850
Other fixed assets, net	21,700	21,842
Investments	30,113	-
Other non-current assets	10,188	12,768
Total assets	$1,583,851	$1,585,389

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities, including current portion of long-term debt	$30,877	$32,510
Long-term debt, net of current portion	362,075	376,303
Other non-current liabilities	3,066	6,646
Total stockholders' equity	1,187,833	1,169,930
Total liabilities and stockholders' equity	$1,583,851	$1,585,389

OTHER FINANCIAL DATA
	For the three months ended September 30,		For the nine months ended September 30,
	2011	2010	2011	2010
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Net Cash provided by Operating Activities	$39,458	$44,329	$120,523	$127,941
Net Cash used in Investing Activities	(33,259)	(49,439)	(80,815)	(197,718)
Net Cash provided by Financing Activities	13,455	18,115	10,145	98,534